                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 2)*

                      Partners Preferred Yield III, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock Series A
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  702128 10 9
                   -----------------------------------------
                                 (CUSIP Number)

           David Goldberg, 701 Western Avenue, Suite 200, Glendale,
                 California 91201-2397, 818/244-8080, ext. 529
           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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- -----------------------                                  ---------------------
  CUSIP NO. 702128 10 9           SCHEDULE 13D             PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PUBLIC STORAGE, INC.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)    [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            85,584

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             82,547

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          N/A
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      85,584

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.52%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

          The Statement on Schedule 13 D dated March 13, 1996, as amended by Amendment No. 1 dated June 26, 1996 (the "Schedule 13D") filed by Public Storage, Inc (the "Reporting Person"), relating to the Common Stock Series A, par value $.01 per share (that "Common Stock Series A" or the "Series A Shares"), of Partners Preferred Yield III, Inc., a California corporation (the "Issuer"), is amended by this Amendment No. 2 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          The 28,500 Series A Shares acquired by the Reporting Person (as of August 15, 1996) other than in the merger of Public Storage Management, Inc. into the Reporting Person were purchased for an aggregate cost (including commissions) of approximately $512,542, with funds obtained from the Reporting Person's working capital.

Item 4.   Purpose of Transaction

          The Reporting Person and the Issuer have entered into an Agreement and Plan of Reorganization dated as of August 15, 1996 (the "Merger Agreement") providing for the merger of the Issuer with and into the Reporting Person, which is subject to certain conditions (as described below). Upon the merger, each Series A Share (other than Series A Shares held by the Reporting Person or by holders of Series A Shares of the Issuer who have properly exercised dissenters' rights under California law ("Dissenting Shares")) would be converted into the right to receive cash, the Reporting Person's common stock or a combination of the two, as follows: (i) with respect to a certain number of Series A Shares (not to exceed 20% of the Series A Shares, less any Dissenting Shares), upon a shareholder's election, $20.47 in cash, subject to reduction as described below or (ii) that number (subject to rounding) of shares of the Reporting Person's common stock determined by dividing $20.47, subject to reduction as described below, by the average of the per share closing prices on the New York Stock Exchange of the Reporting Person's common stock during the 20 consecutive trading days ending on the fifth trading day prior to the special meeting of the shareholders of the Issuer. The consideration paid by the Reporting Person in the merger will be reduced on a pro rata basis by the amount of cash distributions required to be paid by the Issuer to its shareholders prior to completion of the merger in order to satisfy the Issuer's REIT distribution requirements ("Required REIT Distributions"). The consideration received by the holders of the Issuer's Series A Shares in the merger, however, along with any Required REIT Distributions, will not be less than $20.47 per Series A Share, which amount represents the market value of the Issuer's real estate assets at June 30, 1996 (based on an independent appraisal) and the estimated net asset value of its other assets at December 31, 1996. Additional distributions would be made to the shareholders of the Issuer to cause the Issuer's estimated net asset value as of the date of the merger to be substantially equivalent to its estimated net asset value as of December 31, 1996. Upon the merger, each share of the Issuer's Common Stock Series B, Common Stock Series C and Common Stock Series D would be converted into the right to receive $12.30 in the Reporting Person's common stock (valued at in the case of the Series A Shares) plus any Required REIT Distributions. There are 333,304 shares of the Issuer's Common Stock Series B, Common Stock Series C and Common Stock Series D. The Series A Shares and the shares of the Issuer's Common Stock Series B, Common Stock Series C and Common Stock Series D held by the Reporting Person will be cancelled in the merger. The merger is subject to (among other things) approval by the Issuer's shareholders and receipt of a satisfactory fairness opinion by the Issuer. The Reporting Person believes that the conditions to the merger will be satisfied, although there can be no assurance.

          For further information regarding the merger, see the Merger Agreement which is referenced under Item 7 as Exhibit 4 hereto and is incorporated herein by this reference.

Item 5.   Interest in Securities of the Issuer

          As of August 15, 1996, the Reporting Person beneficially owned 85,584 Series A Shares, representing approximately 6.52% of the 1,313,384 Series A Shares outstanding. The Reporting Person has the sole power to vote all of these shares, has the sole power to dispose of 82,547 of those shares, and has no power to dispose of 3,037 of these shares.

          During the period commencing June 27, 1996 (i.e., after the date of the last transaction reported in the Schedule 13D) and ending August 15, 1996, the Reporting Person engaged in the following acquisitions of Series A Shares at the following prices (not including commissions):

                      No. of                               Price
                      Series A         Type                Per
Transaction           Shares           of                  Series A
Date                  Bought           Transactions        Share
- -----------           --------         ------------        --------
7/11/96                300              open market         $18.50
7/15/96                300              open market         $18.375
7/16/96                300              open market         $18.375
7/17/96                300              open market         $18.50
7/22/96                100              open market         $18.875

Item 7.   Material to be Filed as Exhibits
          (Exhibits 1 through 3 are listed in the Schedule 13D).

          Exhibit 4 - Agreement and Plan of Reorganization dated as of August 15, 1996 by and among the Reporting Person, the Issuer, Partners Preferred Yield, Inc. and Partners Preferred Yield II, Inc. (incorporated by reference from Exhibit 4 to Amendment No. 4 to Schedule 13D filed by the Reporting Person relating to the beneficial ownership of securities issued by Partners Preferred Yield, Inc.).

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 1996                         PUBLIC STORAGE, INC.

                                                By:  /s/ SARAH HASS
                                                     -----------------
                                                     Sarah Hass
                                                     Vice President